

SECU. 07008344 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 32450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING NOVEMBER 1, 2006 AND ENDING OCTOBER 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEPFNER SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3554 LEXINGTON DRIVE
(No. and Street)

AUBURN HILLS (City) MICHIGAN (State) 48326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX H. HEPFNER, JR. 248-377-4160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REHMANN ROBSON
(Name – *if individual, state last, first, middle name*)

5750 NEW KING STREET, SUITE 200 (Address) TROY, (City) MICHIGAN (State) 48098 (Zip Code)

PROCESSED
JAN 03 2008
THOMSON FINANCIAL



PROCESSING
2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/2/08

OATH OR AFFIRMATION

I, ALEX H. HEPFNER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEPFNER SECURITIES CORP., as of OCTOBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES.

Title

Notary: Shirley Cox
Oakland County, Michigan
Exp. August 2, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. / CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DURING OUR AUDIT, NOTHING CAME TO OUR ATTENTION TO INDICATE THAT THE COMPANY WAS IN VIOLATION OF THE EXEMPTIVE PROVISIONS 15-(3-3X2.1).

HEPFNER SECURITIES CORP.
Auburn Hills, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

For the Year Ended
October 31, 2007

HEPFNER SECURITIES CORP.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements for the Year Ended October 31, 2007	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	8
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption From SEC 15c3-3	9 - 10

* * * * *



REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

November 20, 2007

Board of Directors
Hepfner Securities Corp.
Auburn Hills, Michigan

We have audited the accompanying statement of financial condition of ***Hepfner Securities Corp.*** (the "Company") as of October 31, 2007, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Hepfner Securities Corp.*** as of October 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital on page eight is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

HEPFNER SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

October 31, 2007

ASSETS

Cash and cash equivalents - (equal to total assets)	**$ 7,098**

STOCKHOLDER'S EQUITY

Stockholder's equity	
Common stock - $1 par value; authorized 50,000 shares, issued and outstanding 3,570 shares	$ 3,570
Retained earnings	3,528
Total stockholder's equity	**$ 7,098**

The accompanying notes are an integral part of these financial statements.

HEPFNER SECURITIES CORP.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Revenues	
Commissions and fees	$ 277,369
Miscellaneous income	35,332
Total revenues	**312,701**
Expenses	
Management fees	261,270
Other operating expenses	51,516
Total expenses	**312,786**
Net loss	**$ (85)**

The accompanying notes are an integral part of these financial statements.

HEPFNER SECURITIES CORP.

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended October 31, 2007

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total
Balances, November 1, 2006	3,570	$ 3,570	$ 3,613	$ 7,183
Net loss	-	-	(85)	(85)
Balances, October 31, 2007	**3,570**	**$ 3,570**	**$ 3,528**	**$ 7,098**

The accompanying notes are an integral part of these financial statements.

HEPFNER SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended October 31, 2007

Cash flows from operating activities	
Cash received from customers	$ 312,701
Cash paid to suppliers	(312,786)
Net cash used in operating activities (equal to net loss and decrease in cash and cash equivalents for the year)	**(85)**
Cash and cash equivalents - beginning of year	7,183
Cash and cash equivalents - end of year	**$ 7,098**

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hepfner Securities Corp. (the "Company") was incorporated on September 20, 1984, under the laws of the State of Michigan. The Company is registered with the U.S. Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities.

Cash and Cash Equivalents

Cash and cash equivalents includes commercial checking and savings accounts and all highly-liquid debt instruments with original maturities of three months or less when purchased.

Revenue Recognition

Commissions and fee income are recognized on a trade date basis.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences principally related to the timing of recognition of revenue and expenses. The accrual basis of accounting is used for financial reporting and the cash basis is used for income tax reporting. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

2. RELATED PARTY MANAGEMENT FEES

The Company pays a management fee to a company owned by the sole stockholder. Management fees charged for 2007 were $261,270.

3. OPERATING LEASE WITH RELATED PARTY

The Company leases office space on a month-to-month basis from a party related through common ownership. The amount includes the maintenance, property taxes and other costs associated with the space. Rent expense for 2007 was $32,493.

4. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 at October 31, 2007, and requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At October 31, 2007, the Company's net capital is $7,098, minimum required net capital is $5,000, and the ratio of the Company's aggregate indebtedness to the Company's net capital is 0.00 to 1.0.

* * * * * *

Supplementary Information

HEPFNER SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

October 31, 2007

Net Capital	
Total stockholder's equity qualified for net capital	$ 7,098
Add allowable credits	-
Total capital and allowable credits	7,098
Deduct non-allowable assets - other	-
Net capital before haircuts on securities positions	7,098
Less haircuts on securities positions	-
Net capital	**$ 7,098**
Aggregate Indebtedness	
Items included in statement of financial condition	
Refundable federal income tax	
Total aggregate indebtedness	**$ -**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000 or 6.67% of aggregate indebtedness)	**$ 5,000**
Excess Net Capital	$ 2,098
EXCESS NET CAPITAL AT 1.000%	$ 7,098
RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0000%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of October 31) -	
Net capital, as reported in Company's Part IIA FOCUS report	$ 7,098
Net capital per above	7,098
Difference	**$ -**

See independent auditors report.



REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

November 20, 2007

Board of Directors
Hepfner Securities Corp.
Troy, Michigan

In planning and performing our audit of the financial statements and supplementary schedule of ***Hepfner Securities Corp.*** (the "Company") for the year ended October 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

5750 New King Street • Suite 200 • Troy, MI 48098-248.952.5000 • Fax 248.952.5750 • www.rehmann.com

costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that might be significant deficiencies or material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Rehmann Robson

END